Exhibit 99.1

China Digital TV to Hold 2016 Annual General Meeting and an Extraordinary General Meeting on December 19, 2016

BEIJING, November 7, 2016 /PRNewswire/ -- China Digital TV Holding Co., Ltd. (NYSE: STV) ("China Digital TV" or "the Company"), one of the leading providers of cloud-based application platforms and conditional access ("CA") systems which enable China's digital cable television market to offer and secure diversified content services, today announced that it will hold its annual general meeting (the "AGM") and an extraordinary general meeting of shareholders ( the "EGM") at 4/F Jingmeng High-Tech Building B, No. 5 Shangdi East Road, Haidian District, Beijing, P.R.C., on December 19, 2016 at 10:00 am and 10:30 am (Beijing time), respectively, for the purposes of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS at the AGM:

1.	To consider and approve the re-election of Mr. Jianyue Pan as a Class III Independent Director of the Company’s Board of Directors for a new three-year term.
2.	To consider and approve the re-election of Mr. Songzuo Xiang as a Class III Independent Director of the Company’s Board of Directors for a new three-year term.

SPECIAL RESOLUTION at the EGM:

1.	To consider and approve the sale (the "Sale") of the Company's CA, Network Broadcasting Platform and Video on Demand businesses, through the sale of all of the Company’s indirectly-held equity interests in Beijing Super TV Co., Ltd., (“Super TV”), which equity interests represent approximately 90.09% of the outstanding equity interests of Super TV, as contemplated by an equity transfer agreement (the "Equity Transfer Agreement") dated November 7, 2016 by and among Golden Benefit Technology Limited, an indirect wholly-owned subsidiary of the Company, Super TV and Changxing Bao Li Rui Xin Technology Co., Ltd., a newly-formed limited liability company collectively owned by several buyer parties, including Mr. Jianhua Zhu, Chief Executive Officer of China Digital TV, and Mr. Dong Li, President of Super TV, and to adopt and approve the Equity Transfer Agreement and certain agreements ancillary thereto (the “Ancillary Agreements”), including a voting and support agreement (the “Voting Agreement”) by and among the Company, Super TV and Mr. Zhu.

ORDINARY RESOLUTION at the EGM:

1.	To consider and approve the adjournment of the EGM, if necessary or appropriate, to solicit additional proxies in the event that there are insufficient votes at the time of the meeting to approve the Sale and adopt and approve the Equity Transfer Agreement, the other transactions contemplated thereby, as well as the Ancillary Agreements (including the Voting Agreement) and the transactions contemplated thereby.

Holders of record of ordinary shares of the Company at the close of business on November 21, 2016 are entitled to notice of, and to vote at, the AGM and the EGM or any adjournment thereof. Holders of the Company's American depositary shares ("ADSs") who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company's ADS program, Deutsche Bank Trust Company Americas.

The notice of the AGM and EGM, which sets forth the resolutions to be submitted for shareholder approval at the AGM and EGM, will be available on November 28, 2016 on the Investor Relations section of the Company's website at: http://ir.chinadtv.cn.

Shareholders may request a hard copy of the Company's annual report, free of charge, by emailing ir@chinadtv.cn or by contacting:

China Digital TV

Jingmeng High-Tech Building B, 4th Floor

No. 5 Shangdi East Road, Haidian District

Beijing 100085, People's Republic of China

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is one of the leading providers of cloud-based application platforms and network broadcasting platform services to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also one of the leading providers of CA systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company cooperates with nearly all of China's cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "may", "should" and similar expressions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the Equity Transfer Agreement, the inability to complete the proposed Sale due to the failure to obtain shareholder approval or the failure to satisfy other conditions to completion, risks related to disruption of management’s attention from China Digital TV’s ongoing business operations due to the Sale, the effect of the announcement of the proposed Sale on China Digital TV’s relationships with its customers, suppliers and employees, competition in the CA systems, digital television, cable television and related industries in the Peoples Republic of China (“PRC”) and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies' participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government's policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other proxy materials that may be provided or made available to shareholders.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Violet Gu

Tel: +1 (646) 328-1950

Email: stv@icrinc.com

SOURCE: CHINA DIGITAL TV